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Milan

VIA EDGAR AND HAND DELIVERY

Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4565
Washington, D.C.  20549

Re:                             Verona Pharma plc
Registration Statement on Form F-1 (File No. 333-217124)

Dear Ms. Hayes:

On behalf of Verona Pharma plc (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2017 with respect to the Company’s Registration Statement on Form F-1, which was filed on EDGAR on April 3, 2017 (the “Registration Statement”).  This letter is being submitted to you with a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.  For the Staff’s convenience, we are also sending, by courier, copies of this letter, copies of Amendment No. 1, and copies of Exhibit 5.1 to Amendment No. 1 (“Exhibit 5.1”) that reflect changes made from Exhibit 5.1 filed with the Registration Statement.

Exhibit 5.1 Legal Opinion

1.                                      Paragraph 1.3 includes an inappropriate limitation on the documents reviewed and review conducted. You may indicate that the identified items were the only items you reviewed if you also state that you determined that the identified documents included all documents that you deemed relevant to rendering an opinion. Please revise to remove the language indicating that your review was limited to the identified inquiries and searches or revise the opinion to also specifically state that you determined the identified documents and searches were the only ones relevant to rendering an opinion.

Response: The Company acknowledges the Staff’s comment and has revised paragraph 1.3 of Exhibit 5.1.

2.                                      It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. Paragraph 2(c) appears to assume material facts related to the issue of whether the shares will be legally issued. Please revise your opinion to remove paragraph 2(c), refile the legal opinion following the directors’ resolution to allot and issue the shares or provide us with an explanation as to why this assumption is necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and has revised paragraph 2(c) of Exhibit 5.1.

3.                                      Similarly, it is not appropriate to assume facts that are readily ascertainable. Please remove your assumptions relating to Company actions from paragraph (i) from Schedule 1 Assumptions. Additionally, with respect to your reservation in paragraph (a) of Schedule 2 Reservations, tell us why your searches are not capable of revealing the material facts. To the extent possible, draft your assumptions more narrowly.

Response: The Company acknowledges the Staff’s comment and has removed paragraph (i) from Schedule 1 Assumptions of Exhibit 5.1. The Company respectfully advises the Staff that paragraph (a) of Schedule 2 Reservations is a standard reservation in Latham & Watkins’ English law opinions which is included for the reasons set out below.

The records of Companies House and the Central Index of Winding-Up Petitions may not be complete or up-to-date.  In particular, the Central Index of Winding-Up Petitions may not contain details of administration applications filed, or appointments recorded in or orders made by, district registries and county courts outside of London.  Searches at Companies House and at the Central Index of Winding-Up Petitions are not capable of revealing whether or not a winding-up petition or a petition for the making of an administration order has been presented and, further, notice of a winding-up order or resolution, notice of an administration order and notice of the appointment of a receiver may not be filed at Companies House immediately and there may be a delay in the relevant notice appearing on the file of the company concerned.

4.                                      We note that the assumption that “no shares in the capital of the company other than the Shares have been or will be allotted pursuant to resolutions 2 and 3 passed at the General Meeting.” Without knowing the nature of resolutions 2 and 3, it is not possible to understand the effect of this assumption.

Response: The Company acknowledges the Staff’s comment and has removed paragraph (g) of Schedule 1 Assumptions in Exhibit 5.1.

If you have any questions regarding the foregoing response or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Jan-Anders Karlsson, Ph.D., Verona Pharma plc

Peter N. Handrinos, Latham & Watkins LLP